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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2003

Legrand
(Translation of registrant's name into English)

82, rue Robespierre—BP 37
93170 Bagnolet Cedex
France
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:	Press release dated March 11, 2003 announcing FIMAF's public buy-out offer combined with a squeeze out procedure for Legrand's ordinary and preferred shares.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND
Date: March 13, 2003	Registrant
By:
/s/ JEAN-LUC FOURNEAU Name: Jean-Luc Fourneau Title: Company Secretary

Translation for information purposes only

Fimaf

Paris, March 11, 2003

Fimaf S.A.S files proposal for a public buy-out offer combined with a squeeze out procedure for Legrand S.A. ordinary and preferred shares at a price of €136.73 per ordinary share and €114.13 per preferred share.

This offer, and any public release of the prospectus, remain subject to the approval of French financial market authorities. Subject to such approval, a squeeze out procedure shall be implemented following the present public buy-out offer in accordance with Article L. 433-4 of the Monetary and Finance Code (Code monétaire et financier). The Legrand shares that will not be tendered pursuant to the present public buy-out offer shall be automatically transferred to Fimaf S.A.S.

On March 11, 2003, Fimaf S.A.S («Fimaf») filed a public buy-out offer combined with a squeeze out procedure with the Financial Markets Council (Conseil des marchés financiers) for all remaining outstanding ordinary shares (the «Ordinary Shares») and the preferred non-voting shares (the «Preferred Shares») of Legrand S.A. («Legrand»), which are held by the public and which are admitted to trading on the Premier Marché of Euronext Paris S.A., at a price of €136.73 per Ordinary Share and €114.13 per Preferred Share.

Following the takeover offer (garantie de cours) (the «Takeover Offer»), which received the approval of Financial Markets Council (Conseil des marchés financiers) («CMF») under number 2003C0338 on March 6, 2003, Fimaf holds directly 21,264,953 Ordinary Shares and 6,616,714 Preferred Shares representing 99.01% of the share capital and 99.13% of the voting rights of Legrand (based on the total number of voting rights being 21,451,748). As previously disclosed in the prospectus relating to the Takeover Offer (COB visa n. 02-1269 dated December 26, 2002), Fimaf decided to proceed with the implementation of a public buy-out offer combined with a squeeze out procedure with respect to all outstanding Ordinary Shares and Preferred Shares of Legrand not yet held by Fimaf (the «Offer»).

The prices of €136.73 per Ordinary Share and €114.13 per Preferred Share offered in the Offer are identical to those offered in the acquisition by Fimaf of the majority of share capital of Legrand on December 10, 2002 from Schneider Electric S.A. («Schneider»), as well as those offered in the Takeover Offer.

Characteristics of the Offer

Fimaf is irrevocably committed to the shareholders of Legrand to acquire all remaining outstanding Ordinary Shares at a price of €136.73 per share, and all remaining outstanding Preferred Shares at a price of €114.13 per Preferred Share.

The Offer for all remaining outstanding Ordinary Shares and Preferred Shares not yet held by Fimaf, which is 190,105 Ordinary Shares and 107,815 Preferred Shares, can be broken down as follows:

•
175,855 Ordinary Shares not yet held by Fimaf, representing 0.82% of the Ordinary Shares;
•
102,815 Preferred Shares not yet held by Fimaf, representing 1.53% of the Preferred Shares;
•
14,250 Ordinary Shares issued upon the exercise of the 14,250 stock options for Ordinary Shares which may be exercised until the closing date of the Offer; and
•
5,000 Preferred Shares issued upon the exercise of the 5,000 stock options for Preferred Shares which may be exercised until the closing date of the Offer.

In addition, there are 384,188 stock options for purchase of Ordinary Shares, not exercisable, under the relevant stock option plans, before December 2004. Therefore, the Offer is not applicable to the Ordinary Shares that would be issued upon the exercise of such stock options. However, please note that in its public exchange offer (visa COB n. 01-0859 dated June 19, 2001) for the shares of Legrand,

Schneider agreed to offer to the holders of stock options that would not have been exercised prior to such exchange, under the 1996 to 2000 stock option plans, the right to exchange at a rate of 3.5 Schneider shares for each Ordinary Share and 11 Schneider shares for each 4 Preferred Shares.

No other securities, other than those mentioned above, are outstanding which would give immediate or deferred access to the share capital of Legrand.

Credit Suisse First Boston and Lehman Brothers are the banks jointly presenting the Offer. Credit Suisse First Boston and Lehman Brothers guarantee the content and the irrevocability of the commitments made by Fimaf.

Legrand shareholders wishing to tender their Ordinary Shares and Preferred Shares pursuant to the Offer must provide an irrevocable order of sale, at the latest on the last day of the Offer, to duly authorized investment brokers, which shall act as depositaries of their Legrand securities.

The sale of the Ordinary and Preferred shares at a unit price of €136.73 per Ordinary Share and €114.13 per Preferred Share shall take place on the market and the settlement and delivery will occur as the sale orders are executed, but the trading charges (i.e., the brokerage fees, market taxes, and related VAT) shall be borne by the tendering shareholders. Exane shall act as the sole purchaser acting on behalf of Fimaf during the Offer, and will bid on behalf of Fimaf for all shares that will be tendered pursuant to the Offer.

As of the day following the closing date of the Offer, the Ordinary Shares and the Preferred Shares that have not been tendered will be automatically transferred to Fimaf in return for payment (€136.73 per Ordinary Share and €114.13 per Preferred Share), without any cost to the tendering shareholders. Consequently, the Ordinary Shares and the Preferred Shares shall be delisted from the Premier Marché of Euronext Paris as of the day following the closing date of the Offer.

Main Steps of the Valuation of the Offer

The price of €136.73 per Ordinary Share and €114.13 per Preferred Share in the Offer correspond to a value of €3,699 million for Legrand's equity capital and a discount of 16.5% on the Preferred Shares compared to the Ordinary Shares.

The price valuation with respect to the Offer takes into account Legrand's most recent historical and projected financial information, certain of which became available after the filing of the Takeover Offer, as well as the recent economic and financial markets developments. The methods used are the same as those used in the assessment of Fimaf offer prices during the Takeover Offer.

To summarize, the value of shareholder equity and the Preferred Share discount as compared to the Ordinary Shares may be analyzed as follows:

•
the value of Legrand's equity capital is above the range of values obtained by using the market comparables method and falls within the range obtained by using the comparable transactions and discounted cash flow methods, as summarized in the table below:

	Value of equity capital in millions of euros	Value or Ordinary Share (euros)	Value of Preferred Share (euros)(1)
Sale of Schneider's majority stake	3,699	136.73	114.13
Market Comparables(2)	2,632 to 3,338	97.30 to 123.41	81.22 to 103.01
Comparable transactions	3,145 to 4,437	116.25 to 164.02	97.04 to 136.91
Discounted cash flow	3,310 to 4,445	122.37 to 164.33	102.14 to 137.17

(1)
For a discount of 16,5%
(2)
Trading price as of March 10, 2003 (day before the filing of the Offer)

•
the discount of 16.5% on the Preferred Shares compared to the Ordinary Shares chosen for the Offer is identical to that offered in Schneider's revised public exchange offer for Legrand in June 2001, as well as the price offered in connection with the acquisition of the majority stake by Fimaf from Schneider on December 10, 2002, and the price offered in the Takeover Offer. This discount is close to the historical average observed on the stock market and is the average of the similar operations used for reference:

Method	Resulting Discount
Revised public exchange offer for Legrand by Schneider in June 2001	16.5	%(1)
Historical market price	19.4	%(2)
Similar operations	15.5	%(3)

(1)
On the basis of €59.68 per Schneider share, as applied by Schneider to integrate Legrand into its accounts
(2)
Average observed during the twelve months preceding December 6, 2002 included
(3)
Arithmetic average of similar operations taken into account

On January 22, 2003, CMF approved the appointment of Mr. Bruno Husson, an independent expert, which was not opposed by the COB (Commission des operations de bourse), pursuant to article 5-7-1 paragraph 3 of the General Regulations of the CMF. The independent expert's role was to provide an assessment on the valuation of the Ordinary Shares and the Preferred Shares, as calculated by the banks presenting the Offer, and to issue an opinion on the fairness of the price of €136.73 per Ordinary Share and €114.13 per Preferred Share, that will be offered to the shareholders of Legrand.

The entire report of the expert will appear in the prospectus that will be published prior to the beginning of the Offer.

Description of WENDEL Investissement

WENDEL Investissement was founded by the merger of CGIP and Marine-Wendel which took place on June 13, 2002. WENDEL Investissement is committed to invest in companies operating in production and services sectors. Today it is an active partner of leading companies such as Bureau Veritas, bioMérieux, Wheelabrator-Allevard, Stallergènes, Trader Classified Media, Valeo and Cap Gemini Ernst & Young. WENDEL Investissement is one of the leading French investment firms. It is listed on the Premier Marché of Euronext Paris S.A.

Description of KKR

KKR is one of the leading investment firms in the world. Its strategy consists of investing in companies and working closely with their management in order to create value in the long term. Founded in 1976, KKR has completed more than 100 transactions in North America and Europe. KKR has completed nine transactions since 1996 in the United Kingdom and in continental Europe. Its portfolio consists of 32 companies based in the United States, Canada, Austria, France, Germany, Switzerland and the United Kingdom, including: Alliance Imaging, Amphenol, Demag, Legrand, Rockwood Specialties, Shoppers Drug Mart, Tenovis, Willis Group, Wincor Nixdorf and Zumtobel.

Description of Fimaf S.A.S.

Fimaf S.A.S. is a société par actions simplifée governed by French law, a holding company set up for the purpose of the acquisition of Legrand.

The information contained in the present press release includes forward looking information describing future events and results. By its nature, information based on future expectations rather than on historical facts results in risks and uncertainties and therefore Fimaf may not provide any guarantee as to the accuracy of such information.

Contact:

Mr. Sébastien Willerval
89, rue Taitbout, 75009 Paris
Telephone: 33.1.42.85.63.55/30.00

This press release relating to the present public buy-out offer combined with a squeeze out procedure, a draft of which was filed with the CMF on March 11, 2003, is prepared and released in accordance with the provisions of article 6 of the COB regulation no. 2002-04, and the instructions relating to said regulation

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